News release

Biofrontera files lawsuit against W.K.T. Zours, Deutsche Balaton AG and further defendants

Leverkusen, Germany, June 12, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced that it has filed a complaint in the United States District Court for the Southern District of New York against Wilhelm Konrad Thomas Zours (“Zours”), Deutsche Balaton AG (“Deutsche Balaton”), DELPHI Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG (“DB Biotech”) (collectively, the “Balaton Defendants”), alleging, among other things, that the Mr. Zours and the other Balaton Defendants have violated federal and state laws in various ways, particularly in connection with DB Biotech’s unsolicited offer to purchase up to 6,250,000 of the Company’s shares in exchange for per-share consideration consisting of one euro plus a warrant entitling the holder thereof to purchase a share of the Company for the price of one euro. The Balaton Defendants together are major shareholders of the Company. Please see Item 7.A—Major Shareholders of the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2018, for more information on the Balaton Defendants’ holdings of the Company’s shares.

As announced on June 11, 2018, the Company’s management board and supervisory board have published, pursuant to German law, a joint opinion stating their belief that the consideration offered by DB Biotech is insufficient and that successful completion of the tender offer would not be in the interests of the Company and its subsidiaries, its employees or its shareholders, but instead could significantly damage them, and their recommendation that the Company’s shareholders should not accept the offer.

The Company’s complaint against the Defendants alleges, in particular, that:

●	The Balaton Defendants have violated and continue to violate Section 13(d) of the U.S. Securities Exchange Act of 1934 (the “34 Act”) and the rules thereunder by failing to file a beneficial ownership report on Schedule 13D with the Commission when they were required to do so by U.S. federal securities laws. The Schedule 13D which provides critical information to the Company, its shareholders and other investors or potential investors in the Company relating to the identity, resources and intentions of major shareholders.

●	The Balaton Defendants have purchased significant amounts of the Company’s shares following public announcement of a tender offer, in violation of the Commission’s Rule 14e-5 under the 34 Act and rules regarding market manipulation, which is a rule designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

●	By publicly offering warrants in the U.S. as part of its tender offer consideration without filing a registration statement regarding those securities with the Commission, DB Biotech is engaged in an unlawful public offering of securities in the U.S. in violation of Section 5 of the U.S. Securities Act of 1933.

●	By knowingly or recklessly publishing false and defamatory statements regarding the competency of Biofrontera and its officers and directors and the legality of their actions, Deutsche Balaton and Zours engaged in deceptive and manipulative acts and practices in connection with DB Biotech’s tender offer for the Company’s shares, attempting to depress the Company’s share price in order to make the tender offer more attractive.

●	Deutsche Balaton and Zours have engaged in libel and trade libel against the Company and its officers and directors by publicly issuing letters containing multiple written defamatory statements concerning Biofrontera which were false and misleading. These letters were available to all on the internet.

●	Acting out of malice, Deutsche Balaton and Zours tortuously and intentionally interfered with the Company’s initial public offering of American Depositary Shares in the U.S. by publishing false and misleading and defamatory statements on its website while the Company was conducting a U.S. road show and soliciting prospective investors in the U.S.

In addition, the complaint alleges that Axxion S.A. (“Axxion” and, together with the Balaton Defendants, the “Defendants”) has acted in concert with the Balaton Defendants to form a group for the purpose of acquiring and holding the Company’s shares for the purpose or effect of changing or influencing control of the Company, without filing a Schedule 13D as required by U.S. federal securities laws. The Company believes that Axxion and the Balaton Defendants have acted in concert with respect to their holdings of the Company’s shares since February 2016.

These acts are part of a long, concerted and malicious campaign by the Balaton Defendants to embarrass, discredit, distract and injure the Company and its employees, officers, directors and other stakeholders and to control the Company but without acquiring a controlling stake in the Company’s shares. Moreover, the Company’s management believes that the Balaton Defendants have taken these actions—in particular their publication of defamatory and libelous statements about the Company and its management—in order to manipulate and depress the price of the Company’s shares to increase the attractiveness of DB Biotech’s tender offer.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

The Company is seeking the following relief (among other remedies):

●	Compensatory and punitive damages to compensate the Company for injuries suffered as a result of Deutsche Balaton’s and Zours’s libel, trade libel and tortious interference with their business opportunities.

●	A declaration that the Defendants have violated Section 13(d) of the 34 Act by failing to file with the Commission a beneficial ownership report on Schedule 13D to provide the Company, its shareholders and other investors or potential investors in the Company with critical information that they need in order to make investment decisions.

●	A declaration that the Balaton Defendants have violated Rule 14e-5.

●	An injunction mandating the Defendants to file an appropriate Schedule 13D with the Commission and barring them from voting any of their shares, acquiring any shares or otherwise trying to acquire shares of or change or influence control of the Company until six months after such complete and accurate Schedule 13D is filed with the Commission.

●	An injunction barring the Balaton Defendants from purchasing any additional shares of the Company or voting any shares that they purchased during the tender offer for a period of six months, and certain other relief.

Important Information:

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the tender offer commenced by DB Biotech referred to in this communication, the Company’s management board and supervisory board have published, pursuant to German law, a joint opinion with respect to the tender offer (the “Joint Opinion”). The Joint Opinion has been furnished to the Commission on a Form 6-K submitted by the Company. Investors and security holders are urged to read the Joint Opinion and any other relevant documents filed with the SEC (when available), because they contain important information. Investors and security holders may obtain a free copy of the Joint Opinion and other documents (when available) that the Company files with the SEC at the SEC’s website at www.sec.gov and the Company’s website at https://www.biofrontera.com/en/.

-End-

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102